

03051238

VF 6-26-03

A 6-20-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUVER AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2040 EAST MARKET STREET
(No. and Street)

YORK	PA	17402-2840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ORVILLE H. LAUVER 717-755-2891
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBERG & BALTHASER, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

3540 N. PROGRESS AVENUE, SUITE 208,	HARRISBURG	PA	17110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ORVILLE H. LAUVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAUVER AND COMPANY, INC., as of APRIL 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Notarial Seal
Anna G. Foust, Notary Public
York Twp., York County
My Commission Expires May 20, 2005
Member, Pennsylvania Association of Notaries

Signature
ORVILLE H. LAUVER
PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAUVER AND COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION - BALANCE SHEET
APRIL 30, 2003

ASSETS

Consolidated ○ [0198] Unconsolidated ⊗ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	27,077 [0200]		27,077 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	5,270 [0300]	[0550]	5,270 [0810]
3.	Receivables from non-customers	[0355]	[0600]	[0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	1,624 [0424]		
	E. Spot commodities	[0430]		1,624 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			

8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11.	Other assets	[0535]	4,712 [0735]	4,712 [0930]
12.	**TOTAL ASSETS**	33,971 [0540]	4,712 [0740]	38,683 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	5,401 [1205]	[1385]	5,401 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	[1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
	E. Accounts and other borrowings not qualified			

	for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	5,401 [1230]	[1450]	5,401 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ______ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	35,100 [1792]
	C.	Additional paid-in capital	5,450 [1793]
	D.	Retained earnings	-7,268 [1794]
	E.	Total	33,282 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		33,282 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		38,683 [1810]